 Exhibit 99.1

GasLog Partners LP Announces Election of Director at 2021 Annual Meeting of Limited Partners

Piraeus, Greece – May 13, 2021 – GasLog Partners LP (the “Partnership” (NYSE: GLOP)), a master limited partnership focused on owning, operating and acquiring liquefied natural gas (“LNG”) carriers, announced the election of Daniel R. Bradshaw, as a Class III Director, at the Partnership’s annual meeting of limited partners held today. Mr. Bradshaw is to hold office until the 2024 annual meeting.

Limited partners also ratified the appointment of Deloitte Certified Public Accountants S.A. as the Partnership’s independent auditors for the fiscal year ending December 31, 2021.

About GasLog Partners LP

GasLog Partners is a growth-oriented owner, operator and acquirer of LNG carriers. The Partnership’s fleet consists of 15 LNG carriers with an average carrying capacity of approximately 158,000 cbm. GasLog Partners is a publicly traded master limited partnership (NYSE: GLOP) but has elected to be treated as a C corporation for U.S. income tax purposes and therefore its investors receive an Internal Revenue Service Form 1099 with respect to any distributions declared and received. The Partnership’s principal executive offices are located at 69 Akti Miaouli, 18537, Piraeus, Greece. Visit GasLog Partners’ website at http://www.gaslogmlp.com.

Contact:

Joseph Nelson

Head of Investor Relations

Phone: +1-212-223-0643

Email: ir@gaslogmlp.com